STATE OF WYOMING
Office of the Secretary of State

I, KARL ALLRED, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

Las Vegas Spaceport, Inc.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this 8th day of December, 2022 at 3:43 PM.

Remainder intentionally left blank.



Filed Date: 12/08/2022

_____
Secretary of State

Filed Online By:

Amanda Morehouse

on 12/08/2022



Wyoming Secretary of State

Herschler Bldg East, Ste.100 & 101

Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only

WY Secretary of State
FILED: Dec 8 2022 3:43PM
Original ID: 2022-001193777

Profit Corporation
Articles of Incorporation

I. The name of the profit corporation is:

Las Vegas Spaceport, Inc.

II. The name and physical address of the registered agent of the profit corporation is:

InCorp Services, Inc.
1910 Thomes Ave
Cheyenne, WY 82001

III. The mailing address of the profit corporation is:

159 South Highway 160 Suite 8-125
Pahrump, NV 89048

IV. The principal office address of the profit corporation is:

159 South Highway 160 Suite 8-125
Pahrump, NV 89048

V. The number, par value, and class of shares the profit corporation will have the authority to issue are:

Number of Common Shares: 160,000,000   Common Par Value: $12.0000
Number of Preferred Shares: 0   Preferred Par Value: $0.0000

VI. The name and address of each incorporator is as follows:

Amanda Morehouse
3773 Howard Hughes Pkwy. Suite 500s, Las Vegas, NV 89169-6014

Signature: *Amanda Morehouse*   Date: 12/08/2022

Print Name: Amanda Morehouse

Title: Incorporator

Email: processing@incorp.com

Daytime Phone #:   800-246-2677

☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Amanda Morehouse

☑ I consent on behalf of the business entity to accept electronic service of process at the email address provided with Article IV, Principal Office Address, under the circumstances specified in W.S. 17-28-104(e).

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☑ An Individual   ☐ An Organization

Filer Information:

By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *Amanda Morehouse*   Date: 12/08/2022

Print Name: Amanda Morehouse

Title: Incorporator

Email: processing@incorp.com

Daytime Phone #:   800-246-2677

Consent to Appointment by Registered Agent

InCorp Services, Inc., whose registered office is located at 1910 Thomes Ave, Cheyenne, WY 82001, voluntarily consented to serve as the registered agent for Las Vegas Spaceport, Inc. and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Amanda Morehouse*   Date: 12/08/2022

Print Name: Amanda Morehouse

Title: Incorporator

Email: processing@incorp.com

Daytime Phone #:   800-246-2677



Wyoming Secretary of State
Business Division
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Email: Business@wyo.gov

What's Next?

Congratulations on filing your Wyoming business entity! Now that you are a legal business entity, there are a few important items to make note of:

1. You will be required to file an annual report by the first day of the month of your initial filing date. Your first annual report isn't due until your first anniversary. For example, if your initial filing date is April 16, 2016, you will be required to file your annual report by April 1 of each year, beginning in 2017, for as long as the business entity is an active filing.

2. All annual report reminder notices are delivered via email. The email address you provided as the Principal office Email Address is the address to which the notice will be sent. Emails are sent from **SOS_AnnualReports@wyo.gov.** Please be sure to add this address to your address book so the notices are not classified as spam.

3. Amendments to your filing can be made by utilizing the appropriate forms found on our website at: http://sos.wyo.gov/Forms/default.aspx.

4. After forming your business, you might need to contact one of the following agencies for additional filing requirements or information:

   - **Sales and Use Tax Information**
     Department of Revenue
     Ph. 307.777.5200
     https://revenue.state.wy.us/

   - **Workers' Compensation or Unemployment Insurance**
     Department of Workforce Services
     Ph. 307.777.8650
     http://www.wyomingworkforce.org

   - **Licensing or Permit Information**
     Wyoming Business Council
     Ph. 307.777.2843
     http://www.wyomingbusiness.org

   - **Tax ID Information**
     Internal Revenue Service
     https://www.irs.gov/Filing